UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat Interactive Entertainment Technology furnishes under the cover of Form 6-K the following:

Termination of VIE Agreements.

On June 8, 2023, Xiamen Duwei Consulting Management Co., Ltd. (the “WOFE”), a wholly owned subsidiary of Blue Hat Interactive Entertainment Technology (the “Company”), entered into a termination agreement (the “Termination Agreement”) with the Company and certain individuals named below, pursuant to which all the contractual agreements (collectively, the “VIE Agreements”) executed on November 13, 2018, namely, the exclusive Business Cooperation Agreement, by and between the WOFE and Fujian Blue Hat Interactive Entertainment Technology Ltd. (“BHAT Fujian”); the Call Option Agreement and the Equity Pledge Agreement, by and among the WOFE, BHAT Fujian, and all the shareholders of BHAT Fujian; the series of power of attorney by and between the WOFE and each of the shareholders of BHAT Fujian; the Irrevocable Commitment Letter, undertaking such shareholders shall not assert any shareholders’ rights over BHAT Fujian), by Shaohong Chen, Weiling Zhang, Caifan He to the WFOE; and the Irrevocable Commitment Letter acknowledging the undertaking by the shareholders of BHAT Fujian, as made by Weimin Chen, Zhiheng Xie and Mantao Huang, respectively, have been terminated as of the signing date of the Termination Agreement. Upon termination of the VIE Agreements, the rights and obligations of the parties thereunder shall end immediately, and each party to the Termination Agreement shall no longer enjoy or assume any right, obligation or responsibility as may arise from the VIE Agreements, and that each party to the Termination Agreement shall automatically waive any right of recourse or claim (if any) as it may have against the other parties under the VIE Agreements.

The description of terms and conditions of the Termination Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Agreement, the English translated version of which is attached hereto as Exhibits 99.1.

Exhibits

Exhibit No.	Description of Exhibit
99.1	English Translation of the Termination Agreement*

* Certain identified information in the exhibit has been omitted from the exhibit because it is both not material and is the type that the registrant treats as private or confidential, pursuant to Item 601(b) (10) (iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2023

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer